Exhibit 99.1

Canopy Growth Expands Investor Relations Team with Appointment of Wall Street Equity Research Veteran Judy Hong as Vice President, Investor Relations

SMITHS FALLS, ON, Nov. 26, 2019 /CNW/ - Canopy Growth Corporation (TSX: WEED) (NYSE: CGC) ("Canopy Growth" or the "Company"), is pleased to announce the appointment of Judy Hong as Vice President, Investor Relations, effective December 2, 2019. In her role, Judy will partner with Tyler Burns and lead the strategic planning, direction and execution of the Company's investor relations function, further developing and strengthening its global investor relations program.

Judy has over 20 years of experience at Goldman Sachs & Co ("Goldman Sachs"), most recently serving as a Managing Director of its Global Investment Research Division covering the US beverage and tobacco sectors. She has covered many of the world's most prominent consumer product goods companies during her tenure at Goldman Sachs, and the consistently high quality of her work has been recognized by numerous industry surveys and publications including Institutional Investor, Fortune, Forbes and the Wall Street Journal. Judy will be based in New York City and will report directly to Executive Vice President & Chief Financial Officer Mike Lee.

"We are very pleased to have a capital markets professional with Judy's experience join our investor relations team," said Mike Lee, Executive Vice President and Chief Financial Officer. "We believe Judy's extensive knowledge of the consumer products goods sector, along with her credibility among key institutional investors, will help Canopy expand and strengthen our capital markets presence on the ground in New York City."

"Having achieved significant success over two decades in equity research, the time is right for me to tackle a new challenge," said Judy Hong. "I am excited to be joining Canopy during a time of great change and opportunity in the cannabis industry. I look forward to playing a critical role in shaping and communicating Canopy's story to the U.S. and global investment community."

Judy holds an MBA in Finance from the NYU Stern School of Business and a Bachelor of Science in Communications from Cornell University.

Here's to Future Growth.

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 10.5 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to leadership changes and transitions. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise, unless required by applicable securities laws.

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Media Contact: Caitlin O'Hara, Corporate Communications Manager, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Contact: Tyler Burns, VP, Investor Relations, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 07:00e 26-NOV-19